                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]  Preliminary Proxy Statement                [ ]  Confidential, for Use of the Commission
                                                     Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[X]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                               IKOS Systems, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing Party:

     (4)  Date Filed:

                                                      Filed by Ikos Systems, Inc
                  Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                             Subject Company: Ikos Systems, Inc.
                                                   (Commission File No. 0-18623)


Operator: Good day ladies and gentlemen, and welcome to the third quarter IKOS Systems 2001 Conference Call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session and instructions will follow at that time. As a reminder, this conference call is being recorded. I would now like to introduce your host for today's conference, Mr. Joe Rockom. Mr. Rockom, you may begin.

Mr. Rockom: Thank you for joining us this afternoon. Today we will review the company's financial results for the third quarter ended June 30, 2001, which were released approximately a half hour ago, and are now available on our website.

     This call is also being broadcasted on the Internet and will also be available on our website at www.ikos.com for the next thirty days.

     Joining me is Ramon Nunez, President and Chief Executive Officer. I'll begin today's call with the usual safe harbor clause and provide a summary of our financial highlights. Then Ramon will review the key business events of the quarter including our recent joint merger announcement with Synopsys. After that, we'll open the floor for questions.

     In the course of this conference call, including the question and answer period, the company may make projections or other forward-looking statements regarding future events including a proposed merger with Synopsys or the future financial performance of the company pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

     We wish to caution you that such statements address matters that are subject to risks and uncertainties and that actual results may differ materially from those expressed or implied by our forward-looking statements. We refer you specifically to the news release issued by the company on July 2, 2001 regarding our revised preliminary outlook for the third quarter and the news release issued jointly by IKOS and Synopsys on July 2 regarding our proposed merger, as well as the news release issued on July 5 regarding the filing of related documents with the SEC and a correction of the pricing details originally disclosed. We also wish to refer you to the documents that the company files from time to time with the SEC specifically the Annual Report on Form 10-K and quarterly reports on Form 10-Q and the Proxy Statement that we plan to file shortly regarding the proposed merger. These documents contain important factors that could cause actual results to differ materially from those contained in the company's projections or forward-looking statements.

     As many of you are aware, due to customer delays in placing orders and shipping deferments because of continued economic weakness, we have revised our outlook for revenues and earnings for the third quarter on July 2. Revenues for the quarter came in below plan at $11.1 million, compared with $18.4 million for the same quarter last year. Net loss for the quarter was $5.2 million or $0.57 per diluted share compared with net income of $2.3 million or $0.23 per diluted share for the third quarter of the fiscal 2000.

     For the nine months ended June 30, 2001, revenues were $49.5 million compared with $50.6 million for the same period of fiscal 2000. Net loss for the nine month period was $2.4 million or $0.26 per diluted share compared with net income of $5.0 million or $0.52 per diluted share for the same period last year.

     Now  I'll turn it over to Ramon.

Mr. Nunez: Thanks Joe, and thank you to each of you for joining us today.


     We're disappointed with a continued weakness in our business due to economic factors. And we are especially disappointed in the fact that tight capital spending conditions continue to impede our ability to fully leverage our competitive product strength. Especially the VStation-15M which continued to generate high customer interest during the quarter.

     The negative trend that began in our second fiscal quarter that has led to further customer delays in placing orders through Q3. Over the last few weeks we have worked closely with our customers to determine their revised capital purchasing plans and we continue to have limited near term visibility. In summary, our customers are continuing to invest in design tools. At this time, however, these investments are generally aimed at software license and software license renewals augmented by incremental spending to leverage already installed capital equipment. Most of the customers we've talked to recently also tell us that they expect to relax their capital spending controls later in the calendar year or early in 2002.

     Based on these discussions, our belief is that this behavior by our customers will result in pent up demand for our tools as design teams are pushed to their limits in order to meet their time to market goals. We intend to stay close to our customers and provide you periodic updates over the coming months.

     On a geographic basis, the U.S. market for EDA Solutions has been the hardest hit, in particular in the areas of design services and capital spending. Europe and Asia have had a delayed economic impact, with notable segments specific declines. For example, the networking and wireless segments were down substantially from the recent past. Despite this economic condition, and as we stated in our last conference call, we anticipated we would ship emulation products to Europe during the third quarter and I am happy to report that we in fact did.

     The bright spot in this economic climate has been Japan. Our Japanese subsidiary has continued to report solid bookings with continued competitive wins for our products. Of particular note, during the quarter is the ten million dollar purchase agreement that we signed with Fujitsu. That agreement calls for Fujitsu to purchase ten million dollars of emulation products over the next two years. Year to date, Japan has accounted for 18% of total bookings. For the third quarter, our geographic sales mix was 63% domestic and 37% international. So, in general our business continues to be challenging and affected by a variety of positive and negative factors. For instance, of the two deals referenced in our last conference call that were pushed out in our second fiscal quarter, one was booked and shipped in the third quarter while the other is still tied up due to customer budgetary issues.

     In the meantime, we continue to invest in our product development in order to maintain the market lead we established last year. Our latest emulation platform, the VStation-15M set a new market threshold for capacity and price performance when it was announced earlier this year and continues to be very well received. As design complexity and tighter market issues continue to motivate design teams to look for faster, more effective ways to verify their designs, we feel very good about our capabilities to address their needs, and our competitive position. In fact, some customers have told us that they are looking seriously at adopting the 15M when their capital resources are freed up. For your reference, during fiscal year 2000, arguably a better economic time, we shipped over fifty emulation systems. We believe this achievement represented a higher number of emulation systems shipped then the total number of emulation systems our two largest competitors combined shipped in the same period. We believe this bodes well for our ability to capitalize on any improvement in the economy to pursue growth with our highly competitive emulation products.

     Our ability to bring to market truly advanced hardware assisted design verification products, such as the 15M, every twelve to eighteen months is one of the many positive aspects of our business that brought us into discussions with Synopsys. As many of you know, just after the close of the quarter on July 2, we jointly announced with Synopsys a merger agreement whereby Synopsys plans to acquire all outstanding shares of IKOS. Completion of this merger subject to IKOS meeting certain revenue plus change in backlog levels, or profit-before-tax milestones, is planned for August, 2002, in order to ensure Synopsys' compliance with a five year non-compete agreement related to the sale of its prior emulation technology in June 1997.

     We think this merger is a terrific opportunity to bring IKOS' hardware assisted products together with Synopsys software products to benefit our mutual customers with a highly integrated and complete verification solution. We have already worked closely together with Synopsys as a member of the Synopsys' in-Synch partnership program. And the company is a key member of our iPartner program. Together, we have succeeded in integrating VCS, which is Synopsys' popular Verilog Software Simulator, and the Synopsys Power Analysis Tools with our Nsim product line to better serve our customers. We believe that this small accomplishment is a precurser of what we can achieve together in the years ahead.

     In summary, we are disappointed that the economy has continued to limit our near term growth opportunities and our visibility. However, we are confident that the long term need for advanced emulation equipment in the EDA sector remains in tact. And with the most complete portfolio of hardware assisted verification products in our history, we are ready to leverage our strength when the economy and the business eventually recover. Furthermore, we are very excited by the prospect of joining with Synopsys in the merger plan for completion in August of 2002. Through this Agreement we envision a unique opportunity to integrate our portfolio of hardware assisted platforms with Synopsys' best-in-class software solutions in order to become a leading provider of verification solutions for complex system-on-chip applications.

     Now, Joe will provide you additional highlights of our financial results for the third quarter, Joe:

Mr. Rockom: Thanks, Ramon. Simulation product revenues for the quarter were $800,000 compared with $5.7 million for the same quarter a year ago. For the nine months that fiscal 2001 ended June 30 simulation product revenues were $9.4 million compared with $17.2 million for the same period last year. As we have previously mentioned on prior calls, the planned trend in declining simulation revenues is based on our increased strategic focus on emulation products. However, this decline is obviously been accelerated by the impact of a weak economy.

     Our emulation business, which had shown strong double digit year over year growth over the last few quarters, based on our strong competitive offerings including the VStation-15M came in at $4.6 million in revenues for the quarter down from revenues of $8.2 million a year ago. Over 70% of total emulation revenues in Q2-Q3 came from our VStation-15M product. For the nine months ended June 30, 2001 emulation revenues were $24.1 million of approximately 20% when compared with emulation revenues of $20.1 million for the same period of fiscal 2000. Gross margin which was severely impacted by the reduced shipment volume and our inability to absorb related overhead costs decreased to 66.2%. This compares with 78.7% a year ago and 76.7% for the second quarter. Since incremental gross profit margins can be as high as 90%, overall gross profit margins will fluctuate as a function of revenue.

     Operating expenses for the third quarter was $13.7 million compared with $11.6 million a year ago. A large part of this overall increase was in general and administrative expenses which were $2.8 million compared with $1.2 million a year ago due in part to approximately to $600,000 in transaction-related expenses associated with our plan merger with Synopsys. We expect that additional transaction costs of roughly $600,000 will fall into Q4. R&D expenses were $4.4 million or 39.4% of revenues compared with $4.2 million or 22.8% for the third quarter of 2000. As I mentioned, we began implementing a number of expense reduction initiatives in Q2 in order to better align our expense structure in relation to lower than previously expected revenues without affecting our ability to ramp up when or if the economy improves. These include areas such as hiring freeze, reduced capital spending and tighter controls on travel and entertainment. Overall, we expect that spending in Q4, including the additional transaction costs, should be down slightly from the current quarter.

     Returning to the balance sheet, cash investments were $17.2 million, down from the $21.8 million reported at March 31, the end of our second quarter, and down from the $19.8 million reported at September 30, our fiscal year end. For the nine months to date and to June 30, cash flow was a negative $2.6 million, due primarily to year to date net losses of about $2.4 million. DSO's were 93 days, compared with 65 days reported for the previous quarter.

         Now I'll turn to our business outlook. Let me remind you that the forward-looking comments that I am about to make are subject to the risks and uncertainties that I described at the beginning of the call. Given the continued challenge of operating in a weak economy we expect that revenues could improve slightly from Q3 to Q4 assuming that there is no worsening of the macroeconomic landscape and our customers' budgets become less constrained. Obviously, the economy continues to cloud our visibility and affects our ability to provide a meaningful outlook beyond that. Suffice it to say, however, that while the economy hamstrings our revenues now, any improvement should positively impact our ability to ramp revenue growth in the future. That coupled with the cost and expense controls we have in place should accelerate our return to profitability in a better economy.

     In closing, while we're certainly disappointed with our third quarter results, we're excited by the prospect of joining with Synopsys and reaching our strategic vision of leveraging each others' strengths as a key provider of complete and integrated verification solutions. We are also pleased with the continued positive attention our VStation-15M has attracted from customers which was a key factor behind Synopsys' interest in IKOS. This should bode well for a resumption of our growth when the economy eventually improves. This product is a true milestone achievement in our ability to deliver highly competitive, hardware-assisted verification solutions. With that, I'll conclude our prepared remarks and open the floor for questions. Operator?

Operator: Thank you if you have a question at this time please press the 1 key on your touch tone telephone. If your question has been answered or you wish to remove yourself from the que, please press the pound key. Our first question comes from Brian Swift of Security Research.

Mr. Swift: Yes, Ramon, I got one question for you and may be one question for Joe. Okay. Relating to the Synopsys merger conference call, the last paragraph of the or the last comments from the CEO of Synopsys was relating to the deal was that upon completion of the transaction that IKOS business would be switched to a ratable business model. I wonder if you can elaborate on what that would mean and I guess I'm looking for what type of impact that could have on your doing transactions as we get closer to the end of the next year.

Mr. Nunez: Okay. First of all, I think the specifics on how they run their business and recognized revenues is what Art was referring to. They have switched over to a ratable recognition model I think they began probably 12 months ago or so and they continue to move in that direction. The specifics of how they would transition our business to that model I am not aware of but conceptionally you can think of how they would do that much like a subscription model or much like a rental model, if you will. But the specifics on how they are going to do that I am not aware. But in terms of the impact on our business over the next twelve months, I don't expect any impact from that decision. As you recall, we have stated and continue to run the business as an independent business and we are free to do whatever deals that we do consistent with what we have done in the past.

Operator: Our next question is from Justin Cable of E-Riley & Company.


Mr. Cable: Good afternoon gentlemen. A few housekeeping questions first off. CapEx and D and A for the quarter, do you have that information?

Mr. Rockom: Yeah. Let me look it up. We do have the fees on capital but there's certain amount of capital that we do in fact purchase and I think there was about $1.0 million worth of capital that was purchased during this quarter.

Mr. Cable: Okay, and depreciation amortization?

Mr. Rockom: Was about a million. I think it about matched.


Mr. Cable: Okay, fair enough. As far as the 15M emulator, can you just kind of go into a little more detail on what kind of market that opens up for you as far as your target customers and what kind of applications the customers are using it for?

Mr. Nunez: Fair enough. In terms of the target market specifically over the last couple of years we had fairly good success with our prior generation emulators, mainly the 2M and 5M, but what those emulators did not solve was the really high end class of design greater than ten million gates and what this emulator does it opens that high end of the market. Customers that are doing significantly large designs that have larger capital budgets and are dealing with pretty significant challenges. The 15M opens up that market. In additional to that, we added a pretty key technology last year that we call "Co-modeling" and that opens up the ability to take our emulation platforms and do software/hardware co-verification more effectively. And without getting into a lot of technical details, fundamentally what you have with that solution is the ability to verify the system on chip or the entire electronic system together with all of the various models, including software, earlier in the design cycle than would be otherwise possible. So therefore, you get a more confident design when you go to production and overall you get to market faster with a reliable design. And so, we believe that in the case where there is enough software content, there is enough software testing that needs to be done that would be a value to the design engineers to do on the emulator. Generally speaking, there's on the average five software design engineers for every hardware design engineer on some of these large projects. So we think there is an opportunity to expand the market given the right economic conditions.

Mr. Cable: Okay. I guess what I was trying to get more of does this, I mean, is it new customers that you are targeting or do you have current customers that have these more complex designs that it could handle that will fulfill their needs or is it just mixed?

Mr. Nunez: It's a mix really of the 15Ms that we have shipped, three are brand new customers, two are in the networking area and one is in the customer electronic area.

Mr. Cable: Okay, fair enough. Also, the merger related costs, is it just the $600,000 that you mentioned earlier or is there more?

Mr. Rockom: There is $600,000 that we recognized in the Q3, the current quarter, is the latest we reported and we expect another $600,000 in this quarter.

Mr. Cable: Okay, I guess just for Q3 it was just the $600,000?


Mr. Rockom: Right.


Mr. Cable: Okay. And last question, in Quickturn's palladium do you see that as a big concern or are they kind of, do you think that their customers might be slightly different than yours? What do you think of that product?

Mr. Nunez: Well, first of all I think that product falls way short of the capabilities of the 15M. So from that aspect, from a competitive point of view, we're not too concerned. My understanding of that product that it's a product that was born out of the IBM technology and we have had enough experience with their Cobalt product to know that it does very poorly in circuit emulation and it is really aimed at more at hardware acceleration applications and in those areas we think that our Co-modeling capabilities are going to be far superior than the palladium. So in the near term, unless there's something different we haven't seen yet, we're not terribly concerned about that product.

Mr. Cable: Okay. I'm sorry. One last question. Is there any way you can give, I guess more color, on your guidance for Q4 and possibly thereafter? I know the visibility remains low but are you getting any kind of indication from your customers that, you know, the capital spending constraints might be easing anytime soon?

Mr. Nunez: There are two things I can share with you. First of all, the level of activity in terms of customer engagement, benchmarking, product evaluations has increased over a couple of months. Point number two is that we introduced a new program a couple of weeks ago at the Design Automation conference in Las Vegas for a rental program for the prior generation, the 5M emulator, and we've gotten a lot of activity out of that program. So we anticipate that with operating dollars rather than capital dollars, some of these customers are going to move forward with those deals and with respect to capital spending, we're being very creative and we're finding solutions to customers' constraints and the increased activity is going be something that we'll watch very carefully over the few weeks. That's about as much color I can give you. I think Joe stated that we expect incremental revenue uptake in Q4 but we don't have any specific guidelines beyond that.

Mr. Cable: So, you're going to leave the rental program associated with the 5M and not really set one up for the 15M?

Mr. Nunez: Absolutely. The 15M is the latest technology. We want to make sure, and by the way it has the higher demand for a kind of capabilities in the high end designs that really generally have larger budgets and therefore we would expect that those customers would invest of higher levels of income or capital.

Mr. Cable: Okay, thanks a lot.

Mr. Nunez: You bet.


Operator: We have a follow up question from Brian Swift of Security Research.


Mr. Swift: Well, I said I had two questions and someone cut me off. Anyway, in relating to the way the deal is structured, it seems like you have all the incentive to or at least you didn't have much incentive to put much revenues into the quarter we just reported here and it would seem as though when you talk about your emulation business being $4.6 million it would seem that most of that would have come out of the IBM order that got pushed from Q2 to Q3. Can you give us, since this deal is structured between revenues and backlogs and profits through a formula, will you be starting the quarter with a zero backlog or will they let you do that? I was trying to get some kind flavor as to what we can try to read into, what you've reported versus what we can anticipate what's going to happen down the road here.

Mr. Rockom: Okay, let me make a comment on that Brian. I know that sentence is convoluted and difficult to understand but when you sort through it, really what we're being graded on is bookings. So, to some extent it doesn't make any difference what the beginning backlog is because we're being graded on bookings because revenue plus the change in bookings and backlog is really bookings. Now, there's a profit criteria in there as well and what it means is that if we don't make our profit target then the price of the deal is based on profit. But if we do make the profit target then it's going to be based on bookings. So, you look at all three of the factors, revenue, bookings and profits. If profit generates the smallest number (i.e., the smallest price adjustment or the smallest stock price) then its the profit number. But if it's not that then it's bookings. Does that clear up that convoluted sentence?

Mr. Swift: Well, to some degree. But it still seems to . . . I guess I wasn't also quite satisfied with the way the answer to the original question was in terms of this radical model. It really doesn't matter how the revenue is recognized but what's important is how the customer has to pay for it as to whether or not there'll be an incentive for them to accelerate or wait in terms of giving you orders and that's the part of whatever contemplation of change that I was looking for.

Mr. Nunez: Yes, I guess the answer to that Brian is that customers are driven primarily by their business not by how the vendors run their numbers through their finance, P&L statements, etc. They'll make the decisions when they have to make the decisions but what I was trying to convey to you is that we see no impact in our business from Synopsys' decision proposed to close to change how they're going to recognize revenue.

Mr. Swift: The other question I was going to ask you before was on R&D going forward. What will happen to that? I know it came down some and modestly in this Q2 to Q3. How about in going forward?

Mr. Rockom: We don't really expect a change on our R&D spending to any large extent. What we will do, like I mentioned earlier, we do have a hiring freeze so that to the extent there's some attrition then that would bring it down. But we really don't expect to substantially change our programs, your R&D investment going forward.

Mr. Swift: Okay, thank you.


Operator: Once again, if you have a question, please press the 1 key on your touchtone telephone. Our next question is from Dan Mendoza of OMT Capital.

Mr. Mendoza: Hi there. I have a handful for you guys. The G&A was up even if you take out the merger expenses, was up another $600,000 or $700,000 in the March quarter. Can you walk us through as to why that happened?

Mr. Rockom: There were actually several things. You're comparing it to . . .


Mr. Mendoza: It's comparing to the March quarter, the last quarter.


Mr. Rockom: Last year?


Mr. Mendoza: No, this year.


Mr. Rockom: The last quarter?


Mr. Mendoza: Yup.


Mr. Rockom: Well, for one thing we increased some of the overall corporate reserves. It doesn't make sense going into this next period with marginal reserves. So we increased the accounts receivable reserves. We have potential foreign exchange exposure so we increased the reserves for those and that was probably the bulk of it.

Mr. Mendoza: I may have you walk me through that one off-line. Were there any revenues from Fujitsu from last quarter and do you expect anything, do you have anything in the plan for either Q4 or Q1?

Mr. Nunez: Yes, there were some revenues that were recognized during the quarter. At this stage, there is a modest revenue in the forecast for this quarter and beyond that, I don't have the data in front of me Dan.

Mr. Mendoza: So if they're paying a single system that would be more than, a couple of million bucks, right?

Mr. Nunez: It's more than ten percent of the total deal. I don't remember the exact number. But it's more than a million.

Mr. Mendoza: The simulation business fell out quite a bit which you have been expecting for a while but it really fell out dramatically. Do you expect that .
 . . I'm surprised that it fell out so much considering the lower price points in emulation and do you expect it to rebound at all or do you think the focus of the Company going forward just can be on emulation, you'll put that behind you?

Mr. Nunez: Well, I think that what we have now is an external factor in terms of the economic pressures of the customers are feeling for capital expenses. So, it's pretty hard to predict whether it's going to rebound in a big way. Clearly, I think that there's probably, you know, half of our customer base or thereabouts that continues to rely on Nsim, a higher accelerator product, that will probably require additional upgrades and that's really the business we've had over the last few quarters from that product. It's just upgrades. There are very, very few new systems sold. So, I would expect that would fluctuate and it's really hard to determine whether or not it's going to be substantially higher than last quarter. Last quarter it was substantially lower than what we expected. But overall, I think we're still thinking that in the next year to two years that thing is going to go down to zero.

Mr. Mendoza: Lastly, I was hoping you could kind of share the feedback you've gotten from the shareholder base as a whole on that, the structure of this deal and kind of the price of this deal.

Mr. Nunez: You bet. In general, I think there are two categories I would share with you. One is that there's been a lot of questions about the structure of the deal because it is a complex structure. I think Joe and I have spent a fair amount of time walking through this structure and we narrowed it down to a very specific set of items that I think are important to the shareholders to understand: (1) is the deal cannot close until Synopsys is freed from the non-compete covenant that's in the agreement with Cadence; and (2) the price of the deal is conditioned on certain parameters, including profit before tax and revenue and revenue plus backlog. But as Joe mentioned earlier, what it comes down to really is bookings. Our belief is that if we have the bookings, we'll make the profit. So, those are the two general areas of questions. Most of the shareholder base has been positive about the deal and we continue to get a lot of questions about it. But I think it's generally enthusiastic.

Mr. Mendoza: Okay, thanks. When is the shareholders vote and the filing of the proxy?

Mr. Rockom: We'll be filing the S-4 probably within next week and then it's probably a couple months after that before the shareholders vote.

Mr. Mendoza: Okay. What sort of activity, if any, takes place between now and then with whoever it was that initially approached you and any other people who might have been interested?

Mr. Nunez: No activity from our end Dan. We've signed a deal with Synopsys and we're looking forward to that deal.

Mr. Mendoza: But if somebody approaches you then obviously you have a fiduciary duty to listen to whatever they have to say?

Mr. Nunez: Within what we have committed to Synopsys. Absolutely, yes.

Mr. Mendoza: Thank you.

Operator: I'm showing no further questions at this time. I'll turn over the program back to you Mr. Rockom.

Mr. Rockom: Thanks again for joining us today. I'll be available for follow up calls the rest of today and tomorrow. Otherwise we look forward to our next teleconference with you in October when we'll report our financial results for the fourth quarter and full fiscal year 2001. Thanks again and good afternoon.

Operator: Ladies and gentlemen, this concludes today's conference. Thank you for your participation. You may disconnect at this time. Good Day.


Additional Information: In connection with the proposed merger, Synopsys, Inc. plans to file a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS plans to file a proxy statement, each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). Thereafter, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.